UBI Blockchain Internet LTD.

Unit 03, Level 9, Core F, Smart Space

Block 3, 100 Cyberport Rd.

Hong Kong, People’s Republic of China

March 1, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	UBI Blockchain Internet, Ltd.

Request to Withdraw (1) Post-Effective Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-217792); (2) Post-Effective Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-217792); (3) Post-Effective Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-217792); (4) Post-Effective Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-217792); and (5) Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-217792)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, UBI Blockchain Internet, Ltd. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above referenced (1) Post-Effective Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-217792), originally filed with the Commission on July 2, 2018, together with all exhibits and amendments thereto; (2) Post-Effective Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-217792) originally filed with the Commission on May 15, 2018, together with all exhibits and amendments thereto; (3) Post-Effective Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-217792) originally filed with the Commission on April 19, 2018, together with all exhibits and amendments thereto; (4) Post-Effective Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-217792) originally filed with the Commission on April 4, 2018, together with all exhibits and amendments thereto; and (5) Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-217792) originally filed with the Commission on February 5, 2018, together with all exhibits and amendments thereto (collectively, the “Post-Effective Amendments to Registration Statement”).

The Company is seeking withdrawal of the Post-Effective Amendments to Registration Statement because the selling stockholders who held all shares registered by the Registration Statement are eligible to sell those shares under Rule 144 promulgated under the Securities Act. The Company confirms no Post-Effective Amendments to Registration Statement have been declared effective and no securities have been or will be sold pursuant to any of the Post-Effective Amendments to the Registration Statement or the prospectuses contained therein.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have questions or require additional information, please contact the Company’s counsel, Martin H. Kaplan of Gusrae Kaplan Nusbaum PLLC, at (212) 269-1400.

Very truly yours,

UBI Blockchain Internet, Ltd.

By:	/s/ Tony Liu
Tony, Liu
Chief Executive Officer